EXHIBIT 8.1

List of Subsidiaries

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations

Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican administration

Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company

Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration

Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration